UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PEDEVCO Corp.

(Name of Issuer)

Warrants to Purchase Common Stock

(Title of Class of Securities)

70532Y204

(CUSIP Number)

Mark Feuer; 105 Madison Avenue, 19th Floor, New York, New York 10016; 646-356-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 70532Y204	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK FEUER[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

596,280[2]
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

596,280[2]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,280[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.18%[3]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[1]	As reflected in the Schedule 13G/A (Amendment No. 1) filed on February 14, 2017 by B Asset Manager LP (“BAM”), BAM filed as investment manager on behalf of Senior Health Insurance Company of Pennsylvania (“SHIP”), BBLN-Pedco Corp. and BHLN-Pedco Corp. (collectively, the “Former Investors”). As described in the Schedule 13G/A (Amendment No. 2) filed on April 24, 2018, BAM is no longer serving as investment manager of the Former Investors. BBLN-Pedco Corp. and BHLN-Pedco Corp. are filing as a new group herein with each of Mark Feuer and Scott Taylor as control persons (the “Control Persons”). Neither BAM nor the Control Persons are associated with SHIP.
2	As reported in 13G/A (Amendment No. 1) filed on February 14, 2017, each of BBLN-Pedco Corp. and BHLN-Pedco Corp. held a warrant (each a “Warrant”, and collectively the “Warrants”) exercisable into 2,981,400 shares of common stock of PEDEVCO Inc. (“Pedevco”). On March 27, 2017, pursuant to a 10-1 reverse stock split, the number of common shares of Pedevco that each Warrant would convert into upon exercise was reduced to 298,140.
[3]	8.18% represents the percentage that the aggregate number of common shares (596,280) received by BBLN-Pedco Corp. and BHLN-Pedco Corp., upon exercise of the Warrants, would represent of the total number of outstanding common shares of Pedevco based on the number of outstanding common shares (7,278,754) of Pedevco reported in its last 10-K filed on March 29, 2018.

Page 2 of 10 Pages

CUSIP No. 70532Y204	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOTT TAYLOR[4]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

596,280[5]
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

596,280[5]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,280[5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.18%[6]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[4]	As reflected in the Schedule 13G/A (Amendment No. 1) filed on February 14, 2017 by BAM, BAM filed as investment manager on behalf of the Former Investors. As described in the Schedule 13G/A (Amendment No. 2) filed on April 24, 2018, BAM is no longer serving as investment manager of the Former Investors. BBLN-Pedco Corp. and BHLN-Pedco Corp. are filing as a new group herein with each of Mark Feuer and Scott Taylor as control persons. Neither BAM nor the Control Persons are associated with SHIP.
[5]	As reported in 13G/A (Amendment No. 1) filed on February 14, 2017, each of BBLN-Pedco Corp. and BHLN-Pedco Corp. held a Warrant exercisable into 2,981,400 shares of common stock of Pedevco. On March 27, 2017, pursuant to a 10-1 reverse stock split, the number of common shares of Pedevco that each Warrant would convert into upon exercise was reduced to 298,140.
[6]	8.18% represents the percentage that the aggregate number of common shares (596,280) received by BBLN-Pedco Corp. and BHLN-Pedco Corp., upon exercise of the Warrants, would represent of the total number of outstanding common shares of Pedevco based on the number of outstanding common shares (7,278,754) of Pedevco reported in its last 10-K filed on March 29, 2018

Page 3 of 10 Pages

CUSIP No. 70532Y204	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BBLN-PEDCO CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

298,140[7]
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

298,140[7]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,140[7]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.09%[8]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[7]	As reported in 13G/A (Amendment No. 1) filed on February 14, 2017, each of BBLN-Pedco Corp. and BHLN-Pedco Corp. held a Warrant exercisable into 2,981,400 shares of common stock of Pedevco. On March 27, 2017, pursuant to a 10-1 reverse stock split, the number of common shares of Pedevco that each Warrant would convert into upon exercise was reduced to 298,140.
[8]	4.09% represents the percentage that the aggregate number of common shares (298,140) received by BBLN-Pedco Corp. upon exercise of the Warrants, would represent of the total number of outstanding common shares of Pedevco based on the number of outstanding common shares (7,278,754) of Pedevco reported in its last 10-K filed on March 29, 2018.

Page 4 of 10 Pages

CUSIP No. 70532Y204	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BHLN-PEDCO CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

298,140[9]
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

298,140[9]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,140[9]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.09%[10]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[9]	As reported in 13G/A (Amendment No. 1) filed on February 14, 2017, each of BBLN-Pedco Corp. and BHLN-Pedco Corp. held a Warrant exercisable into 2,981,400 shares of common stock of Pedevco. On March 27, 2017, pursuant to a 10-1 reverse stock split, the number of common shares of Pedevco that each Warrant would convert into upon exercise was reduced to 298,140.
[10]	4.09% represents the percentage that the aggregate number of common shares (298,140) received by BBLN-Pedco Corp. upon exercise of the Warrants, would represent of the total number of outstanding common shares of Pedevco based on the number of outstanding common shares (7,278,754) of Pedevco reported in its last 10-K filed on March 29, 2018.

Page 5 of 10 Pages

CUSIP No. 70532Y204	13G

Item 1.

(a)	Name of Issuer Pedevco Corp.

(b)	Address of Issuer’s Principal Executive Offices 4125 Blackhawk Plaza Circle Suite 201 Danville, CA 94506

Item 2.

(a)	Name of Person Filing 1. Mark Feuer 2. Scott Taylor 3. BBLN-PEDCO CORP. 4. BHLN-PEDCO CORP.

(b)

Address of the Principal Office or, if none, residence
1. 105 Madison Avenue, 19th Floor, New York, NY 10016

2. 105 Madison Avenue, 19th Floor, New York, NY 10016

3. 105 Madison Avenue, 19th Floor, New York, NY 10016

4. 105 Madison Avenue, 19th Floor, New York, NY 10016

(c)	Citizenship See Item 4 of the Cover Pages.

(d)	Title of Class of Securities Warrants to Purchase Common Stock

(e)	CUSIP Number 70532Y204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 6 of 10 Pages

CUSIP No. 70532Y204	13G

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the Cover Pages.

(b)	Percent of class: See Item 11 of the Cover Pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Pages.

	(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Pages.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Pages.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Pages.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Mark Feuer and Scott Taylor are the controlling persons of Beechwood Bermuda Ltd., which owns one hundred percent (100%) of Beechwood Bermuda International Ltd. (“BBI”). BBI owns one hundred percent (100%) of each of BBLN-Pedco Corp. and BHLN-Pedco Corp., each a Reporting Person reporting on this Schedule 13G.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit B attached hereto.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Page 7 of 10 Pages

CUSIP No. 70532Y204	13G

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

CUSIP No. 70532Y204	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2018

Date

MARK FEUER

/s/ Mark Feuer
Signature

SCOTT TAYLOR

/s/ Scott Taylor
Signature

BBLN-PEDCO CORP.

/s/ Mark Feuer
Signature

Mark Feuer/Chairman, President & Secretary
Name/Title

BHLN-PEDCO CORP.

/s/ Mark Feuer
Signature

Mark Feuer/Chairman, President & Secretary
Name/Title

Page 9 of 10 Pages

INDEX TO EXHIBITS

Exhibit A: Joint Filing Agreement

Exhibit B: Types of Reporting Persons

Page 10 of 10 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this joint filing agreement as of the date below.

April 24, 2018

Date

MARK FEUER

/s/ Mark Feuer
Signature

SCOTT TAYLOR

/s/ Scott Taylor
Signature

BBLN-PEDCO CORP.

/s/ Mark Feuer
Signature

Mark Feuer/Chairman, President & Secretary
Name/Title

BHLN-PEDCO CORP.

/s/ Mark Feuer
Signature

Mark Feuer/Chairman, President & Secretary
Name/Title

EXHIBIT B

Types of Reporting Persons

Reporting Person	Type(s)
MARK FEUER	IN
SCOTT TAYLOR	IN
BBLN-PEDCO CORP.	CO
BHLN-PEDCO CORP.	CO

Legend:

Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Advisor	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO